

April 8, 2015

Mr. Carlo Buffone
Chief Financial Officer
Paramount Gold Nevada Corp.
665 Anderson Street
Winnemucca, NV 89445

> **Re:** **Paramount Gold Nevada Corp.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed April 2, 2015**
> **File No. 333-201431**

Dear Mr. Buffone:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 30, 2015 letter.

Management, page 40

1. We partially reissue comment 4. Please provide disclosure of the business experience for the past five years for Mr. Gonzalez-Urien, including the period during which he has served as a director of Paramount Gold and Silver Corp., as included in your response letter dated March 20, 2015.

2. We note the response to comment 5. Please discuss the compensation arrangements or agreements with the named executive officers post spin-off.

Exhibits

3. Please file an executed legal opinion.

You may contact Raj Rajan at (202) 551-3388 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact George K. Schuler, Mining Engineer, at (202) 551-3718 with questions on engineering related comments. Please contact Hillary Daniels at (202) 551-3959 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director

cc: James T. Seery, Esq.
        LeClairRyan